
07075589





MESSAGE TO SHAREHOLDERS

Dear Shareholder:

On behalf of the board of directors, management team and staff of FFD Financial Corporation and its subsidiary, First Federal Community Bank, it is a pleasure to present our 2007 Annual Report.

Despite a challenging local and regional economic environment, FFD Financial reported strong earnings growth for the fiscal year ended June 30, 2007 with net earnings of $1.6 million ($1.44 per diluted share), a 20% increase compared to net earnings of $1.4 million ($1.13 per diluted share) in fiscal 2006. Diluted earnings per share growth was 27.4%, due to increased net earnings and the effect of a significant repurchase of shares (107,575 shares) during fiscal 2007 as part of our on-going capital management strategy. In May 2007, we announced that our board authorized the repurchase of an additional five percent (55,310 shares) of our outstanding shares.

We were pleased with our progress towards improving return on average assets (.98% in fiscal 2007 vs. .87% in fiscal 2006) and return on average equity (9.28% in fiscal 2007 vs. 7.56% in fiscal 2006). Other performance indicators have continued to improve from fiscal 2006 to fiscal 2007:

- General and administrative expense to average assets improved to 2.61% from 2.70%;
- Net interest margin increased to 4.05% from 3.94%; and
- Credit quality remained strong by all performance measures as nonperforming and impaired assets to total assets declined to .47% from .79%; delinquent loans to total loans declined to .90% from .93%; net charge offs to average assets declined to .06% from .11%; and our coverage ratio improved as allowance for loan losses increased to 122.85% of nonperforming and impaired loans from 59.17%.

Total assets increased 7.3% to $173 million in fiscal 2007 from $161 million in fiscal 2006. The growth occurred in an extremely competitive banking environment in our marketplace. Total loans increased to $153 million from $143, a 7.2% increase from fiscal 2006 to fiscal 2007. This increase was primarily attributable to a $10 million increase in non-residential real estate loans. Deposit growth was very strong in fiscal 2007, with total deposits reaching $140 million, a 14.8% increase from 2006. Core deposits increased $3 million, and time deposits increased $15 million as the higher level of interest rates shifted consumer demand towards higher earning savings instruments. This deposit growth allowed us to reduce borrowings by over $5 million.

Several years ago, we opened lending centers in Coshocton and Sugarcreek. In 2006 we applied for and received regulatory approval to begin accepting deposits at these locations on a limited basis, and we are pleased to announce that we have recently converted our Sugarcreek Office to a full service facility. Additional equipment including an ATM and night depository were recently installed and we're excited about the continued growth prospects in that market area.

Recently, much attention has been focused on the housing market, sub-prime lending, and foreclosure rates, and their overall effects on the general economy. We are not directly impacted by these negative trends because we have not participated in the type of aggressive lending that has been the source of much of the foreclosure activity. The potential impact of these issues on the real estate market generally is something we will continue to monitor, but currently our credit quality remains strong and our foreclosure rates are stable. Our commitment to building relationships with our customers gives us a vested interest in their future success and fosters the kind of prudent lending approach that helps our asset quality.

At First Federal Community Bank, "Investing in our Community" is not just a slogan – it is the way we do business. Our associates accomplish that mission every day by generously giving their time, talents, and financial resources to improve the civic, cultural, educational, and economic conditions of our area. There is a special section on page 52 of this Annual Report that highlights our significant Investment in our Community.

MESSAGE TO SHAREHOLDERS (continued)

As we look forward to 2008 there are a number of banking challenges on the horizon, including a soft and uncertain residential real estate market, concerns about economic growth, and uncertainty about the direction of interest rates. In spite of the challenges, we're optimistic about our market position and longer term prospects for growth. We believe our strong growth and profitability demonstrate that the community bank business model works well in our market area. As we have done in past years, we will continue to focus on profitably growing the company, controlling costs, continuing the strong dividend, and repurchasing stock. We believe this strategy will continue to improve the value of your investment in FFD Financial Corporation. We remain committed to our shareholders, our community, and our staff, and we express our appreciation for your confidence and support.

Sincerely,



Trent B. Troyer
President & Chief Executive Officer



E. L. Loader
Chairman of the Board



E.L. Loader and Trent Troyer, First Federal



BUSINESS OF FFD FINANCIAL CORPORATION

FFD Financial Corporation ("FFD" or the "Corporation") is the holding company for First Federal Community Bank ("First Federal" or the "Bank"), a federal savings bank. Since its formation in 1996, FFD's activities have been limited primarily to holding the common shares of First Federal.

First Federal's business involves attracting deposits from individual and business customers and using those deposits to originate loans in its market area, consisting of Tuscarawas and contiguous counties in Ohio. The Bank provides a full array of deposit products including checking, savings, money market, and individual retirement accounts, and certificates of deposit. First Federal originates residential and home equity loans, construction loans, commercial real estate loans, business loans and consumer loans. The Bank also invests in securities consisting primarily of United States government and government agency obligations and mortgage-backed securities.

Funds for lending and investing activities are obtained primarily from deposits, which are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC"), from Federal Home Loan Bank ("FHLB") advances, loan sales and principal repayments on loans and mortgage-backed securities. First Federal conducts business from its main office in Dover, Ohio, branches in Dover, New Philadelphia and Sugarcreek, Ohio, and a lending office in Coshocton, Ohio. Additionally, the Bank provides access to its products and services via the Internet at www.onlinefirstfed.com.

FFD is subject to regulation, supervision and examination by the Office of Thrift Supervision of the United States Department of the Treasury (the "OTS"). First Federal is subject to regulation, supervision and examination by the OTS and the FDIC. First Federal is also a member of the FHLB of Cincinnati.

MARKET PRICE OF FFD'S COMMON SHARES AND RELATED SHAREHOLDER MATTERS

There were 1,100,854 common shares of FFD outstanding on September 5, 2007. Price information for FFD's common shares are listed on the NASDAQ Capital Market ("NASDAQ") under the symbol "FFDF."

The following table sets forth the high and low trading prices for FFD's common shares on NASDAQ and the dividends declared per share, for each quarter of fiscal years 2006 and 2007.

	High Trade	Low Trade	Cash Dividends Declared
Fiscal 2006			
Quarter Ended			
September 30, 2005	$17.78	$14.36	$.11
December 31, 2005	20.50	14.91	.12
March 31, 2006	22.46	18.50	.12
June 30, 2006	21.90	16.89	.12

	High Trade	Low Trade	Cash Dividends Declared
Fiscal 2007			
Quarter Ended			
September 30, 2006	$17.00	$15.00	$.12
December 31, 2006	18.00	15.24	.14
March 31, 2007	18.51	15.96	.14
June 30, 2007	16.90	15.54	.14

FFD's income consists primarily of dividends which may periodically be declared and paid by the Board of Directors of First Federal on the shares held by FFD. In addition to certain federal income tax considerations, OTS regulations limit the payment of dividends and other capital distributions by savings associations. For example, First Federal is not permitted to pay a cash dividend on its common shares if its regulatory capital would, as a result of the payment of such dividend, be reduced below the amount required for the liquidation account established in connection with the conversion to stock form or applicable regulatory capital requirements prescribed by the OTS.



SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

The following table sets forth certain information concerning FFD's consolidated financial condition, earnings and other data at the dates and for the periods indicated.

Selected consolidated financial condition data:	2007	2006	At June 30, 2005 (In thousands)	2004	2003
Total amount of:					
Assets	$172,994	$161,233	$148,595	$135,892	$136,408
Interest-bearing deposits	7,162	6,288	5,672	8,821	10,398
Investment securities available for sale – at market	3,448	3,353	3,485	4,402	1,502
Mortgage-backed securities available for sale - at market	267	431	500	630	832
Mortgage-backed securities held to maturity - at cost	97	130	220	395	651
Loans receivable - net [1]	153,906	143,877	131,493	114,505	115,966
Deposits	139,922	121,919	111,495	105,446	104,351
FHLB advances	13,055	18,428	17,880	12,669	13,891
Shareholders' equity, restricted	18,135	18,363	17,438	16,738	16,918

Summary of earnings:	2007	For the year ended June 30, 2006	2005 (In thousands, except per share data)	2004	2003
Interest income	$ 11,402	$ 9,475	$ 7,073	$ 6,360	$ 6,758
Interest expense	4,969	3,649	2,521	2,487	2,966
Net interest income	6,433	5,826	4,552	3,873	3,792
Provision for losses on loans	275	160	11	25	131
Net interest income after provision for losses on loans	6,158	5,666	4,541	3,848	3,661
Other income	650	599	917	616	1,038
General, administrative and other expense	4,342	4,203	3,813	3,423	3,133
Earnings before income taxes	2,466	2,062	1,645	1,041	1,566
Federal income taxes	843	710	559	354	534
Net earnings	$ 1,623	$ 1,352	$ 1,086	$ 687	$ 1,032
Earnings per share					
Basic	$ 1.45	$ 1.15	$ .94	$ .59	$ .88
Diluted	$ 1.44	$ 1.13	$ .92	$ .58	$ .86

[1] Includes loans held for sale.



SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA (continued)

Selected financial ratios and other data:	**At or for the year ended June 30,**				
	2007	**2006**	**2005**	**2004**	**2003**
Return on average assets	0.98%	0.87%	0.78%	0.50%	0.77%
Return on average equity	9.28	7.56	6.39	4.05	6.17
Interest rate spread	3.77	3.73	3.24	2.79	2.62
Net interest margin	4.05	3.94	3.41	2.97	2.95
Other expense to average assets	2.61	2.70	2.73	2.50	2.34
Average equity to average assets	10.51	11.48	12.14	12.40	12.50
Nonperforming and impaired assets to total assets	0.47	0.79	0.82	0.84	1.76
Nonperforming and impaired loans to total loans	0.52	0.86	0.90	0.98	1.88
Delinquent loans to total loans [1]	0.90	0.93	1.02	1.18	1.28
Allowance for loan losses to total loans	0.60	0.52	0.57	0.67	0.68
Allowance for loan losses to nonperforming and impaired loans	115.38	59.17	62.99	68.09	36.45
Average interest-earning assets to average interest-bearing liabilities	108.88	108.46	108.86	109.27	114.63
Dividend payout ratio	37.70	40.87	46.28	70.34	44.89
Number of full service offices	3	3	3	3	3

---

[1] Delinquent loans are loans as to which a scheduled payment has not been made within 30 days after the due date.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

FFD's principal business is owning all of the stock issued in First Federal's 1996 conversion from mutual to stock form. As a result, the discussion that follows focuses on First Federal's financial condition and results of operations. The following discussion and analysis of the financial condition and results of operations of FFD and First Federal should be read in conjunction with, and with reference to, the consolidated financial statements, and the notes thereto, included in this Annual Report.

Forward-Looking Statements

Certain statements contained in this Annual Report that are not historical facts are forward looking statements that are subject to certain risks and uncertainties. When used herein, the terms "anticipates," "plans," "expects," "believes," and similar expressions as they relate to FFD or its management are intended to identify such forward looking statements. FFD's actual results, performance or achievements may materially differ from those expressed or implied in the forward-looking statements. Risks and uncertainties that could cause or contribute to such material differences include, but are not limited to, general economic conditions, interest rate environment, competitive conditions in the financial services industry, changes in law, governmental policies and regulations, and rapidly changing technology affecting financial services.

Critical Accounting Policies

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to use judgments in making estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. The following critical accounting policy is based upon judgments and assumptions by management that includes inherent risks and uncertainties.

The allowance for loan losses is an accounting estimate of probable, but unconfirmed, asset impairment that has occurred in the Corporation's loan portfolio as of the date of the consolidated financial statements, but before losses have been confirmed via a recorded charge-off or write-down. It is the Corporation's policy to provide valuation allowances for estimated losses on loans based upon past loss experience, adjusted for changes in trends and conditions of certain items, including:

- Local market areas and national economic developments;
- Levels of, and trends in, delinquencies and impaired loans;
- Levels of, and trends in, recoveries of prior charge-offs;
- Adverse situations that may affect specific borrowers' ability to repay;
- Effects of any changes in lending policies and procedures;
- Credit concentrations;
- Volume and terms of loans; and
- Current collateral values, where appropriate.

When the collection of a loan becomes doubtful, or otherwise troubled, the Corporation records a loan loss provision equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

The Corporation accounts for its allowance for losses on loans in accordance with Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies," and SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." Both Statements require the Corporation to evaluate the collectibility of both contractual interest and principal loan payments. SFAS No. 5 requires the accrual of a loss when it is probable that a loan has been impaired and the amount of the loss can be reasonably estimated. SFAS No. 114 requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral.



GENERAL (continued)

A loan is impaired under SFAS No. 114 when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Corporation considers its investment in one- to four-family residential loans and consumer loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. These homogeneous loan groups are evaluated for impairment in accordance with SFAS No. 5.

It is the Corporation's policy to charge off unsecured credits that are more than ninety days delinquent. Similarly, once a collateral dependent loan becomes more than ninety days delinquent, it is considered to constitute more than a minimum delay in repayment and is evaluated for impairment under SFAS No. 114 at that time.

CHANGES IN FINANCIAL CONDITION FROM JUNE 30, 2006 TO JUNE 30, 2007

The Corporation's assets at June 30, 2007, totaled $173.0 million, a $11.8 million, or 7.3%, increase from the June 30, 2006 total. The increases were comprised primarily of increases of $10.3 million in loans receivable and $1.9 million in other assets, including interest-bearing deposits, cash and due from banks, office premises and equipment, investment securities available for sale, accrued interest receivable, Federal Home Loan Bank stock, loan servicing rights and prepaid expenses, which were partially offset by decreases of $197,000 in mortgage-backed securities available for sale and held to maturity and $290,000 in loans held for sale.

Cash and interest-bearing deposits totaled $9.0 million at June 30, 2007, an increase of $1.3 million, or 17.4%, from June 30, 2006. Investment securities totaled $3.4 million at June 30, 2007, an increase of $95,000. No investment securities were called or matured during the fiscal year ended June 30, 2007.

Mortgage-backed securities totaled $364,000 at June 30, 2007, a $197,000, or 35.1%, decrease from the total at June 30, 2006, due primarily to principal repayments.

Loans receivable, including loans held for sale, totaled $153.9 million at June 30, 2007, an increase of $10.0 million, or 7.0%, from the June 30, 2006 total. The portfolio of loans secured by one- to four-family residential real estate increased by $1.9 million to $66.0 million at June 30, 2007. Loans secured by nonresidential real estate and land totaled $58.1 million at June 30, 2007, compared to $48.3 million at June 30, 2006. Commercial loans totaled $16.7 million at June 30, 2007, unchanged from the June 30, 2006 total. Loan origination volume during the year ended June 30, 2007, decreased by $8.7 million, or 11.3%, lower than in fiscal 2006. During fiscal 2007, management continued to meet consumer preference for fixed-rate residential loans in the prevailing low interest rate environment by selling lower-yielding fixed-rate mortgage loans in the secondary market.

The allowance for loan losses totaled $930,000 and $752,000 at June 30, 2007 and 2006, respectively, which represented .60% and .52% of total loans and 115.4% and 59.2% of nonperforming and impaired loans at those respective dates. Nonperforming and impaired loans totaled $806,000 and $1.3 million at June 30, 2007 and 2006, respectively. Management believes that the Bank's nonperforming and impaired loans at June 30, 2007 are adequately collateralized and no unreserved loss is anticipated on such loans. Although management believes that the allowance for loan losses at June 30, 2007, was adequate based upon the available facts and circumstances, there can be no assurance that additions to the allowance will not be necessary in future periods, which could adversely affect the Corporation's net earnings.

Deposits totaled $140.0 million at June 30, 2007, a $18.0 million, or 14.8%, increase over total deposits at June 30, 2006. This increase resulted primarily from management's efforts to generate deposit growth through advertising, relationship banking strategies and deposit growth at the Coshocton and Sugarcreek offices. Proceeds from deposit growth were used primarily to fund new loan originations, and reduce FHLB Advances.

FHLB advances totaled $13.1 million at June 30, 2007, a $5.4 million, or 29.2%, decrease from June 30, 2006. Deposit growth was used to repay FHLB advances.



MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

CHANGES IN FINANCIAL CONDITION FROM JUNE 30, 2006 TO JUNE 30, 2007 (continued)

Shareholders' equity totaled $18.1 million at June 30, 2007, a decrease of $228,000, or 1.2% from June 30, 2006 levels. This decrease was due primarily to the purchases of treasury shares totaling $1.9 million and dividends paid of $612,000, and were partially offset by net earnings of $1.6 million, $258,000 in proceeds from the exercise of stock options, $223,000 of amortization of shares acquired by benefit plans, $100,000 from the one time adjustment to apply SAB 108, and $62,000 from unrealized gain on mark to market of securities available for sale.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED JUNE 30, 2006 AND 2007

FFD's consolidated net earnings depend primarily on its level of net interest income, which is the difference between interest earned on FFD's interest-earning assets and the interest paid on interest-bearing liabilities. Net interest income is substantially affected by FFD's interest rate spread, which is the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities, as well as by the average balance of interest-earning assets compared to interest-bearing liabilities.

General. FFD's net earnings totaled $1.6 million for the fiscal year ended June 30, 2007, an increase of $271,000 or 20.0% compared to fiscal 2006. The increase in net earnings resulted from increases of $607,000, or 10.4%, in net interest income and $51,000, or 8.5% in other income, which were partially offset by increases of $139,000, or 3.3%, in other expenses, $133,000, or 18.7%, in the provision for federal income tax, and $115,000 in the provision for losses on loans.

Net Interest Income. Total interest income increased by $1.9 million, or 20.3%, to a total of $11.4 million for the year ended June 30, 2007, compared to $9.5 million for the fiscal year ended June 30, 2006. Interest income on loans increased by $1.9 million, or 21.0%, due primarily to a 81 basis point increase in the average yield, to 7.34% in fiscal 2007, and a $10.6 million, or 7.7%, increase in the average loan portfolio balance outstanding year to year. Interest income on mortgage-backed securities decreased by $8,000, or 22.9%, due primarily to a $234,000, or 35.5%, decrease in the average balance outstanding, which was partially offset by a 104 basis point increase in the average yield earned on such securities, to 6.35% in fiscal 2007. Interest income on investment securities increased by $4,000 due primarily to a 31 basis point increase in the average yield earned on such securities, to 4.53%, which was partially offset by a $16,000 decrease in the average balance outstanding. Interest income on interest-bearing deposits increased by $50,000, or 14.7% due primarily to a $538,000, or 7.9%, increase in the average balance outstanding year to year and a 31 basis point increase in the average yield to 5.31%. Increases in the average yields on interest-earning assets were due primarily to the overall increase in interest rates in the economy.

Interest expense on deposits increased by $1.4 million, or 48.0%, for the year ended June 30, 2007, compared to fiscal 2006, due primarily to an increase in the average cost of deposits of 80 basis points to 3.20% and an increase in the average deposit portfolio balance outstanding year to year of $12.8 million, or 10.8%.

Interest expense on borrowings decreased by $46,000, or 5.7%, due primarily to a $3.4 million, or 19.2%, decrease in the average balance of advances outstanding which was partially offset by a 76 basis point increase in the average cost of such borrowings, to 5.31% in fiscal 2007.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $607,000, or 10.4%, for the fiscal year ended June 30, 2007, compared to fiscal 2006. The interest rate spread was 3.77% for the fiscal year ended June 30, 2007, compared to 3.73% for fiscal 2006, while the net interest margin was 4.05% in fiscal 2007, compared to 3.94% in fiscal 2006.

Provision for Loan Losses. A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical loss experience, the volume and type of lending conducted by First Federal, the status of past due principal and interest payments, general economic



COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED JUNE 30, 2006 AND 2007 (continued)

conditions, particularly as such conditions relate to First Federal's market area, and other factors related to the collectibility of First Federal's loan portfolio. The provision for losses on loans totaled $275,000 for the year ended June 30, 2007, an increase of $115,000 compared to fiscal 2006. First Federal's fiscal 2007 provision was predicated primarily on growth in the non-residential real estate loan portfolio year over year and managements assessment of economic factors. There can be no assurance that First Federal's loan loss allowance will be adequate to cover losses on nonperforming assets in the future.

Other Income. Other income totaled $650,000 for the fiscal year ended June 30, 2007, an increase of $51,000 or 8.5% from fiscal 2006. This increase resulted primarily from increased ATM fees which were partially offset by a $35,000 additional pre-tax gain in fiscal 2006 from hold back payments from the redemption of stock of Intrieve, Incorporated in conjunction with the acquisition of Intrieve by Harland Financial Solutions, Inc. and a decrease in gain on sale of loans of $17,000, or 9.0%.

Noninterest Expense. Other expenses totaled $4.3 million for the fiscal year ended June 30, 2007, an increase of $139,000, or 3.3%, compared to fiscal 2006. The increase primarily resulted from increases of $51,000, or 30.7%, in advertising expense, $50,000, or 2.6%, in employee and director compensation and benefits, $17,000, 5.5%, in data processing, and $7,000, or 3.2%, in franchise tax.

The increase in employee and director compensation and benefits included increases of $152,000 in wages, bonus and related benefit expenses, $17,000 in employee training and education, $5,000 decrease in deferred loan origination costs and $4,000 in miscellaneous expenses, which were partially offset by a $69,000 decrease from the maturity of the employee stock ownership plan and switching to a 401K plan, $38,000 from the elimination of health insurance benefits for retiring employees and $21,000 in stock option plan expense. The increase in wages and related expenses was due to increases in the size of staff, salaries, and incentive compensation. The increase in other operating expenses was primarily attributable to costs related to the Corporation's growth year to year, as well as discretionary increases in advertising, outsourced compliance costs, and internet banking.

Federal Income Taxes. The provision for federal income taxes totaled $843,000 for the fiscal year ended June 30, 2007, an increase of $133,000, or 18.7%, compared to fiscal 2006. The increase resulted primarily from a $404,000, or 19.6%, increase in earnings before taxes. FFD's effective tax rates were 34.2% and 34.4% for the fiscal years ended June 30, 2007 and 2006, respectively.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED JUNE 30, 2006 AND 2005

General. FFD's net earnings totaled $1.4 million for the fiscal year ended June 30, 2006, an increase of $266,000 or 24.5% compared to fiscal 2005. The increase in net earnings resulted primarily from a $1.3 million increase in net interest income, which was partially offset by increases of $390,000 in other expense, $149,000 in the provision for losses on loans and $151,000 in the provision for federal income taxes and a $318,000 decrease in other income.

Net Interest Income. Total interest income increased by $2.4 million, or 34.0%, to a total of $9.5 million for the year ended June 30, 2006, compared to $7.1 million for the fiscal year ended June 30, 2005. Interest income on loans increased by $2.3 million, or 33.9%, due primarily to a 102 basis point increase in the average yield, to 6.53% in fiscal 2006, and a $15.7 million, or 12.9%, increase in the average loan portfolio balance outstanding year to year. Interest income on mortgage-backed securities decreased by $1,000, or 2.8%, due primarily to a $188,000, or 22.2%, decrease in the average balance outstanding, which was partially offset by a 106 basis point increase in the average yield earned on such securities, to 5.31% in fiscal 2006. Interest income on investment securities decreased by $19,000 due primarily to a $631,000 decrease in the average balance outstanding, which was partially offset by a 22 basis point increase in the average yield earned on such securities, to 4.39%. Interest income on interest-bearing deposits increased by $156,000, or 84.8% due primarily to a 250 basis point increase in the average yield, which was partially

**MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)**

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

offset by a $565,000, or 7.7%, decrease in the average balance outstanding year to year. Increases in the average yields on interest-earning assets were due primarily to the overall increase interest rates in the economy.

Interest expense on deposits increased by $927,000, or 48.4%, for the year ended June 30, 2006, compared to fiscal 2005, due primarily to an increase in the average cost of deposits of 64 basis points to 2.40% and an increase in the average deposit portfolio balance outstanding year to year of $9.8 million, or 9.0%.

Interest expense on borrowings increased by $201,000, or 33.3%, due primarily to a $3.8 million, or 27.4%, increase in the average balance of advances outstanding and a 20 basis point increase in the average cost of such borrowings, to 4.55% in fiscal 2006.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $1.3 million, or 28.0%, for the fiscal year ended June 30, 2006, compared to fiscal 2005. The interest rate spread was 3.73% for the fiscal year ended June 30, 2006, compared to 3.25% for fiscal 2005, while the net interest margin was 3.94% in fiscal 2006, compared to 3.41% in fiscal 2005.

Provision for Losses on Loans. The provision for losses on loans totaled $160,000 for the year ended June 30, 2006, an increase of $149,000 compared to fiscal 2005. First Federal's fiscal 2006 provision was predicated primarily on growth in the loan portfolio year over year. There can be no assurance that First Federal's loan loss allowance will be adequate to cover losses on nonperforming assets in the future.

Other Income. Other income totaled $599,000 for the fiscal year ended June 30, 2006, a decrease of $318,000 or 34.7% from fiscal 2005. This decrease resulted primarily from the absence of a $329,000 pre-tax gain recorded in 2005 from the redemption of stock of Intrieve, Incorporated in conjunction with the acquisition of Intrieve by Harland Financial Solutions, Inc., which was partially offset by a $35,000 additional pre-tax gain in fiscal 2006 from hold back payments from the same transaction and a decrease in gain on sale of loans of $37,000, or 16.4%, which were partially offset by a $7,000, or 4.2%, increase in other operating income.

Noninterest Expense. Other expense totaled $4.2 million for the fiscal year ended June 30, 2006, an increase of $390,000, or 10.2%, compared to fiscal 2005. The increase resulted from increases of $143,000, or 8.2%, in employee and director compensation and benefits, $83,000, or 16.4%, in other operating expense, $26,000, or 6.8%, in occupancy and equipment, $22,000, or 7.6%, in data processing and $7,000, or 3.4%, in franchise tax.

The increase in employee compensation and benefits included increases of $173,000 in wages, bonus and related benefit expenses and $3,000 in employee stock ownership and stock ownership plan expense, which were partially offset by a $31,000 increase in deferred loan origination costs and a decrease of $2,000 in the cost of the recognition and retention plan. The increase in wages and related expenses was due to increases in staff, salaries, and benefit plans. The increase in employee stock ownership and stock option expense was the result of higher average stock trading prices and the adoption of SFAS No. 123(R) in the fourth quarter of fiscal 2006. The increase in deferred loan origination costs was related to the increase in the number of loans originated. The decrease in the cost of recognition and retention plan occurred because benefits have fully vested. The increase in other operating expenses was primarily attributable to costs related to the Corporation's growth year to year, as well as discretionary increases in advertising, increased legal costs associated with the termination of the going private transaction, and increased ATM transactions.

Federal Income Taxes. The provision for federal income taxes totaled $710,000 for the fiscal year ended June 30, 2006, an increase of $151,000, or 27.0%, compared to fiscal 2005. The increase resulted primarily from a $417,000, or 25.3%, increase in earnings before taxes. FFD's effective tax rates were 34.4% and 34.0% for the fiscal years ended June 30, 2006 and 2005, respectively.

AVERAGE BALANCE, YIELD, RATE AND VOLUME DATA

The following table sets forth certain information relating to FFD's average balance sheet and reflects the average yield on interest-earning assets and the average cost of interest-bearing liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average monthly balance of interest-earning assets or interest-bearing liabilities, respectively, for the periods presented. Average balances are derived from month-end balances, which include nonaccruing loans in the loan portfolio, net of the allowance for loan losses.

	Year ended June 30,								
	2007			2006			2005		
	Average outstanding balance	Interest earned/ paid	Yield/ rate	Average outstanding balance	Interest earned/ paid	Yield/ rate	Average outstanding balance	Interest earned/ paid	Yield/ rate
	(Dollars in thousands)								
Interest-earning assets:									
Loans receivable	$ 147,519	$10,830	7.34%	$ 136,953	$ 8,949	6.53%	$ 121,282	$ 6,683	5.51%
Mortgage-backed securities	425	27	6.35	659	35	5.31	847	36	4.25
Investment securities	3,425	155	4.53	3,441	151	4.39	4,072	170	4.17
Interest-bearing deposits and other	7,342	390	5.31	6,804	340	5.00	7,369	184	2.50
Total interest-earning assets	158,711	11,402	7.18	147,857	9,475	6.41	133,570	7,073	5.30
Non-interest-earning assets	7,624			7,857			6,287		
Total assets	$ 166,335			$ 155,714			$ 139,857		
Interest-bearing liabilities:									
Deposits	$ 131,467	4,210	3.20	$ 118,644	2,844	2.40	$ 108,820	1,917	1.76
Borrowings	14,295	759	5.31	17,683	805	4.55	13,882	604	4.35
Total interest-bearing liabilities	145,762	4,969	3.41	136,327	3,649	2.68	122,702	2,521	2.05
Non-interest-bearing liabilities	3,084			1,512			170		
Total liabilities	148,846			137,839			122,872		
Shareholders' equity	17,489			17,875			16,985		
Total liabilities and shareholders' equity	$166,335			$ 155,714			$ 139,857		
Net interest income		$ 6,433			$ 5,826			$ 4,552	
Interest rate spread			3.77%			3.73%			3.25%
Net interest margin (net interest income as a percent of average interest-earning assets)			4.05%			3.94%			3.41%
Average interest-earning assets to average interest-bearing liabilities			108.88%			108.46%			108.86%



AVERAGE BALANCE, YIELD, RATE AND VOLUME DATA (continued)

The table below describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected FFD's interest income and expense during the years indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (changes in volume multiplied by prior year rate), (ii) changes in rate (changes in rate multiplied by prior year volume) and (iii) total changes in rate and volume. The combined effects of changes in both volume and rate, which cannot be separately identified, have been allocated proportionately to the change due to volume and the change due to rate.

	Year ended June 30,					
	2007 vs. 2006 Increase (decrease) due to			2006 vs. 2005 Increase (decrease) due to		
	Volume	Rate	Total	Volume	Rate	Total
	(In thousands)					
Interest income attributable to:						
Loans receivable	$ 723	$1,158	$1,881	$ 929	$1,337	$2,266
Mortgage-backed securities	(14)	6	(8)	(9)	8	(1)
Investment securities	(1)	5	4	(27)	8	(19)
Interest-bearing deposits and other	28	22	50	(15)	171	156
Total interest income	736	1,191	1,927	878	1,524	2,402
Interest expense attributable to:						
Deposits	333	1,033	1,366	185	742	927
Borrowings	(168)	122	(46)	173	28	201
Total interest expense	165	1,155	1,320	358	770	1,128
Increase in net interest income	$ 571	$ 36	$ 607	$ 520	$ 754	$1,274

ASSET AND LIABILITY MANAGEMENT

First Federal, like other financial institutions, is subject to interest rate risk to the extent that its interest-earning assets reprice differently than its interest-bearing liabilities. As part of its effort to monitor and manage interest rate risk, First Federal uses the "net interest income" ("NII") and "net portfolio value" ("NPV") methodologies. Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing and other liabilities. Interest rate risk is estimated as the percent and dollar changes in NII and NPV projected to occur should the yield curve instantaneously shift up or down in a parallel fashion from its beginning or base position. The base case rate scenario is defined by the prevailing rate environment and is held constant throughout the simulation. Rate shock scenarios are derived by adding to or subtracting from base case rates.



ASSET AND LIABILITY MANAGEMENT (continued)

Presented below, as of June 30, 2007 and 2006, is an analysis of First Federal's interest rate risk as measured by changes in NII and NPV for instantaneous and sustained parallel shifts of +100, +200 and +300 and -100, -200 and -300 basis points in market interest rates.

June 30, 2007

	Net Interest Income			Net Portfolio Value		
Projected interest rate scenario	Estimated NII	Change from base	Percent change from base	Estimated value	Change from base	Percent change from base
+300	$7,022	$ 405	6.12%	$19,805	$ (710)	(3.46)%
+200	6,992	375	5.66	20,226	(290)	(1.41)
+100	6,854	237	3.58	20,487	(29)	(0.14)
Base	6,617	–	–	20,515	–	–
-100	6,425	(192)	(2.91)	20,794	279	1.36
-200	6,100	(517)	(7.81)	20,595	80	0.39
-300	5,601	(1,016)	(15.36)	20,082	(434)	(2.11)

June 30, 2006

	Net Interest Income			Net Portfolio Value		
Projected interest rate scenario	Estimated NII	Change from base	Percent change from base	Estimated value	Change from base	Percent change from base
+300	$7,086	$ 663	10.32%	$21,531	$ (22)	(0.10)%
+200	6,956	532	8.28	21,767	214	0.99
+100	6,740	316	4.92	21,890	337	1.56
Base	6,424	–	–	21,553	–	–
-100	6,143	(281)	(4.37)	21,778	225	1.04
-200	5,799	(624)	(9.71)	21,418	(135)	(0.63)
-300	5,326	(1,098)	(17.09)	20,710	(843)	(3.91)

As with any method of measuring interest rate risk, certain shortcomings are inherent in the NII and NPV approaches. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, expected rates of prepayment on loans and mortgage-backed securities and early withdrawal levels from certificates of deposit would likely deviate significantly from those assumed in making the risk calculations.

LIQUIDITY AND CAPITAL RESOURCES

First Federal's principal sources of funds are deposits, proceeds from loan sales, principal repayments on loan and mortgage-backed securities, maturities of investment securities and other funds provided by operations. First Federal also has the ability to borrow from the FHLB of Cincinnati. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows, loan sales and principal prepayments are more influenced by

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

LIQUIDITY AND CAPITAL RESOURCES (continued)

interest rates, general economic conditions and competition. First Federal maintains investments in liquid assets based upon management's assessment of (i) the need for funds, (ii) expected deposit flows, (iii) the yields available on short-term liquid assets and (iv) the objectives of the asset/liability management program. At June 30, 2007, First Federal had commitments to originate loans, including unused lines of credit, totaling $32.6 million. Management anticipates that such loan commitments will be funded from normal cash flows from operations and existing excess liquidity.

Cash and cash equivalents, which is a component of liquidity, is a result of the funds used in or provided by First Federal's operating, investing and financing activities. These activities are summarized below for the years ended June 30, 2007, 2006 and 2005:

	Year ended June 30,		
	2007	2006	2005
		(In thousands)	
Net earnings	$ 1,623	$ 1,352	$ 1,086
Adjustments to reconcile net earnings to net cash from operating activities	253	731	709
Net cash from operating activities	1,876	2,083	1,795
Net cash used in investing activities	(10,929)	(12,590)	(15,465)
Net cash from (used in) financing activities	10,394	10,414	10,635
Net change in cash and cash equivalents	1,341	(93)	(3,035)
Cash and cash equivalents at beginning of year	7,692	7,785	10,820
Cash and cash equivalents at end of year	$ 9,033	$ 7,692	$ 7,785

The following table sets forth information regarding the Bank's obligations and commitments including undisbursed loans in process, to make future payments under contract as of June 30, 2007:

	Payments due by period					
	Less than 1 year	1-2 years	2-3 years	3-4 years	More than 4 years	Total
			(In thousands)			
Contractual obligations:						
Advances from the Federal Home Loan Bank	$ –	$ 198	$1,064	$2,500	$ 9,293	$ 13,055
Certificates of deposit	53,098	20,027	2,481	913	794	77,313
Amount of commitments expiring per period						
Commitments to originate loans:						
Overdraft lines of credit	900	–	–	–	–	900
Home equity lines of credit	14,834	–	–	–	–	14,834
Commercial lines of credit	13,623	–	–	–	–	13,623
One- to four-family and multi-family loans	575	–	–	–	–	575
Non-residential real estate and land loans	2,575	–	–	–	–	2,575
Non-mortgage loans	120	–	–	–	–	120
Standby letters of credit	744	–	–	–	–	744
Total contractual obligations	$86,469	$20,225	$3,545	$3,413	$10,087	$123,739

LIQUIDITY AND CAPITAL RESOURCES (continued)

First Federal is required by applicable law and regulation to meet certain minimum capital standards, which include a tangible capital requirement, a core capital requirement or leverage ratio, and a risk-based capital requirement.

The tangible capital requirement requires a savings institution to maintain "tangible capital" of not less than 1.5% of the institution's adjusted total assets. Tangible capital is defined in OTS regulations as core capital minus any intangible assets.

"Core capital" is comprised of common shareholders' equity (including retained earnings), noncumulative preferred stock and related surplus, minority interests in consolidated subsidiaries, certain nonwithdrawable accounts and pledged deposits of mutual associations. OTS regulations generally require savings institutions to maintain core capital of at least 4% of the institution's total assets, except for those institutions with the highest examination rating and acceptable levels of risk.

OTS regulations require that savings institutions maintain "risk-based capital" in an amount not less than 8% of risk-weighted assets. Risk-based capital is defined as core capital plus certain additional items of capital, which for First Federal includes a general loan loss allowance of $930,000 at June 30, 2007.

First Federal exceeded all of its capital requirements and was "well-capitalized" under OTS regulations at June 30, 2007. The following table summarizes First Federal's regulatory capital requirements and regulatory capital at June 30, 2007:

	Regulatory capital		Current requirement		Excess over current requirement	
	Amount	Percent	Amount	Percent	Amount	Percent
			(In thousands)			
Tangible capital (to adjusted total assets)	$17,341	10.0%	$2,593	1.5%	$14,748	8.5%
Core capital (to average assets)	$17,341	10.0%	$6,916	4.0%	$10,425	6.0%
Core Capital to risk weighted assets	$17,341	12.5%	n/a	n/a	$ 8,316	6.0%
Total risk-based capital to risk weighted assets	$18,271	13.2%	$11,087	8.0%	$ 7,184	5.2%

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Crowe

Crowe Chizek and Company LLC
Member Horwath International

Board of Directors and Shareholders
FFD Financial Corporation
Dover, Ohio

We have audited the accompanying consolidated statement of financial condition of FFD Financial Corporation as of June 30, 2007, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of FFD Financial Corporation as of June 30, 2006 and for the years ended June 30, 2006 and 2005 were audited by other auditors whose report dated September 5, 2006 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2007 consolidated financial statements referred to above present fairly, in all material respects, the financial position of FFD Financial Corporation as of June 30, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

As discussed in Note A, the Company adopted Staff Accounting Bulletin 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" and accordingly adjusted assets and liabilities at the beginning of fiscal 2007 with an offsetting adjustment to the opening balance of retained earnings.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Cleveland, Ohio
September 11, 2007

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

June 30, 2007 and 2006

(In thousands, except share data)

ASSETS	2007	2006
Cash and due from financial institutions	$ 1,871	$ 1,404
Interest-bearing deposits in other financial institutions	7,162	6,288
Cash and cash equivalents	9,033	7,692
Investment securities available for sale	3,448	3,353
Mortgage-backed securities available for sale	267	431
Mortgage-backed securities held to maturity, fair value 2007 - $98, 2006 - $131	97	130
Loans; net of allowance of $930 and $752	153,282	142,963
Loans held for sale	624	914
Premises and equipment, net	2,280	1,970
Federal Home Loan Bank stock, at cost	2,327	2,260
Loan servicing rights	661	679
Accrued interest receivable	683	571
Prepaid expenses and other assets	292	270
Total assets	$172,994	$161,233
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits		
Non interest bearing	$ 9,984	$ 10,114
Interest bearing	129,938	111,805
Total deposits	139,922	121,919
Federal Home Loan Bank advances	13,055	18,428
Accrued interest payable	225	173
Accrued and deferred federal income taxes	409	799
Other liabilities	1,248	1,551
Total liabilities	154,859	142,870
Commitments (Note K)	–	–
Shareholders' equity		
Preferred stock - authorized 1,000,000 shares without par value; no shares issued	–	–
Common stock - authorized 5,000,000 shares without par or stated value; 1,454,750 shares issued	–	–
Additional paid-in capital	8,256	8,108
Retained earnings	14,856	13,745
Accumulated other comprehensive loss, net	(33)	(95)
Unearned employee stock ownership plan shares	–	(107)
Treasury stock, at cost (2007 – 359,148 shares, 2006 – 276,414 shares)	(4,944)	(3,288)
Total shareholders' equity	18,135	18,363
Total liabilities and shareholders' equity	$172,994	$161,233

The accompanying notes are an integral part of these statements.

 

CONSOLIDATED STATEMENTS OF INCOME
Years ended June 30, 2007, 2006 and 2005
(In thousands, except per share data)

	2007	2006	2005
Interest and dividend income			
Loans, including fees	$ 10,830	$ 8,949	$ 6,683
Mortgage-backed securities	27	35	36
Investment securities	155	151	170
Interest-bearing deposits and other	390	340	184
	11,402	9,475	7,073
Interest expense			
Deposits	4,210	2,844	1,917
Borrowings	759	805	604
	4,969	3,649	2,521
Net interest income	6,433	5,826	4,552
Provision for loan losses	275	160	11
Net interest income after provision for loan losses	6,158	5,666	4,541
Noninterest income			
Net gain on sales of loans	172	189	226
Gain on redemption of investment securitie	–	35	329
Service charges on deposit accounts	289	203	197
Other	189	172	165
	650	599	917
Noninterest expense			
Employee and director compensation and benefits	1,948	1,898	1,755
Occupancy and equipment	409	410	384
Franchise taxes	223	216	209
Data processing	327	310	288
Professional and consulting fees	219	218	216
Postage and stationary supplies	186	186	146
Advertising	217	166	122
Checking account maintenance expense	203	209	186
Other	610	590	507
	4,342	4,203	3,813
Income before income taxes	2,466	2,062	1,645
Income tax expense	843	710	559
Net income	$ 1,623	$ 1,352	$ 1,086
Earnings per share:			
Basic	$ 1.45	$ 1.15	$ .94
Diluted	$ 1.44	$ 1.13	$ .92

The accompanying notes are an integral part of these statements.

 

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended June 30, 2007, 2006 and 2005

(In thousands)

	2007	2006	2005
Net income	$ 1,623	$ 1,352	$ 1,086
Other comprehensive income, net of tax:			
Unrealized holding gains (losses) on securities available for sale during the period, net of taxes (benefits) of $32, $(44) and $29 in 2007, 2006 and 2005, respectively	62	(86)	57
Comprehensive income	$ 1,685	$ 1,266	$ 1,143

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Years ended June 30, 2007, 2006 and 2005

(In thousands, except per share data)

	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss), net	Shares acquired by stock benefit plans	Treasury stock	Total
Balance at July 1, 2004	$ –	$ 7,910	$ 12,385	$ (66)	$ (444)	$ (3,047)	$16.738
Net income	–	–	1,086	–	–	–	1,086
Purchase of 27,321 shares of treasury stock	–	–	–	–	–	(411)	(411)
Amortization expense of stock benefit plans	–	72	–	–	110	–	182
Change in unrealized gains on securities available for sale, net of related tax effects	–	–	–	57	–	–	57
Exercise of 29,305 stock options, including tax benefit	–	5	–	–	–	298	303
Dividends of $.435 per share	–	–	(517)	–	–	–	(517)
Balance at June 30, 2005	–	7,987	12,954	(9)	(334)	(3,160)	17,438
Net income	–	–	1,352	–	–	–	1,352
Purchase of 3,721 shares of treasury stock	–	–	–	–	–	(64)	(64)
Amortization expense of stock benefit plans	–	111	–	–	109	–	220
Change in unrealized losses on securities available for sale, net of related tax benefits	–	–	–	(86)	–	–	(86)
Reclassification of unawarded stock based compensation in accordance with SFAS No. 123R adoption–13,917 shares (See Note A)	–	–	–	–	118	(118)	–
Exercise of 5,997 stock options, including tax benefit	–	10	–	–	–	54	64
Dividends of $.47 per share	–	–	(561)	–	–	–	(561)
Balance at June 30, 2006	–	8,108	13,745	(95)	(107)	(3,288)	18,363
Adjustment to apply SAB 108 (See Note A)	–	–	100	–	–	–	100
Balance at July 1, 2006	-	8,108	13,845	(95)	(107)	(3,288)	18,463
Net income	–	–	1,623	–	–	–	1,623
Purchase of 107,575 shares of treasury stock	–	–	–	–	–	(1,882)	(1,882)
Amortization expense of stock benefit plans	–	116	–	–	107	–	223
Change in unrealized losses on securities available for sale, net of related tax benefits	–	–	–	62	–	–	62
Exercise of 24,841 stock options, including tax benefit	–	32	–	–	–	226	258
Dividends of $.54 per share	–	–	(612)	–	–	–	(612)
Balance at June 30, 2007	$ –	$ 8,256	$ 14,856	$ (33)	$ –	$ (4,944)	$18,135

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended June 30, 2007, 2006 and 2005
(In thousands)

	2007	2006	2005
Cash flows from operating activities:			
Net income	$ 1,623	$ 1,352	$ 1,086
Adjustments to reconcile net earnings to net cash from operating activities:			
Net amortization of investment securities	1	1	–
Amortization of deferred loan origination costs	52	51	48
Depreciation and amortization	296	286	283
Gain on redemption of investment securities	–	(35)	(329)
Provision for loan losses	275	160	11
Net gain on sales of loans	(172)	(69)	(65)
Origination of loans held for sale	(10,090)	(11,542)	(10,530)
Proceeds from sales of loans held for sale	10,442	11,022	10,487
Amortization expense of stock benefit plans	223	220	182
Federal Home Loan Bank stock dividends	(67)	(120)	(93)
Increase (decrease) in cash due to changes in:			
Accrued interest receivable	(112)	(121)	(69)
Prepaid expenses and other assets	(22)	(158)	(87)
Other liabilities	(688)	952	823
Accrued interest payable	52	18	58
Deferred federal income taxes	63	66	(10)
Net cash from operating activities	1,876	2,083	1,795
Cash flows from investing activities:			
Proceeds from maturity of investment securities	–	–	1,000
Proceeds from redemption of investment securities	–	35	344
Principal repayments on mortgage-backed securities	195	158	308
Loan originations and payments, net	(11,972)	(16,154)	(19,860)
Proceeds from participation loan sales to other financial institutions	1,326	3,469	2,921
Additions to premises and equipment	(478)	(98)	(178)
Net cash from investing activities	(10,929)	(12,590)	(15,465)

Continued



CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
Years ended June 30, 2007, 2006 and 2005
(In thousands)

	2007	2006	2005
Cash flows from financing activities:			
Net change in deposits	18,003	10,424	6,049
Net change in short-term Federal Home Loan Bank advances	(6,000)	4,000	2,000
Proceeds from Federal Home Loan Bank advances	10,100	9,000	4,495
Repayments of Federal Home Loan Bank advances	(9,473)	(12,452)	(1,284)
Tax benefit of stock options exercised	25	3	36
Proceeds from exercise of stock options	233	64	267
Purchase of treasury stock	(1,882)	(64)	(411)
Cash dividends paid	(612)	(561)	(517)
Net cash from financing activities	10,394	10,414	10,635
Net change in cash and cash equivalents	1,341	(93)	(3,035)
Beginning cash and cash equivalents	7,692	7,785	10,820
Ending cash and cash equivalents	$ 9,033	$ 7,692	$ 7,785
Supplemental cash flow information:			
Cash paid during the year for:			
Federal income taxes	$ 1,183	$ 85	$ 376
Interest paid	$ 4,917	$ 3,631	$ 2,463
Supplemental noncash disclosures:			
Adjustment to Apply SAB 108 (See Note A)	$ 100	$ –	$ –
Reclassification of unawarded stock benefit shares to treasury stock upon adoption of SFAS 123R	$ –	$ 118	$ –

The accompanying notes are an integral part of these statements.



NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation:

FFD Financial Corporation (the "Corporation") is a savings and loan holding company whose activities are primarily limited to holding the stock of its wholly-owned subsidiary, First Federal Community Bank (the "Bank"). The Bank conducts a general banking business in north central Ohio which consists primarily of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Bank's profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Bank can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

The consolidated financial statements include the accounts of the Corporation, the Bank, and Dover Service Corporation ("Dover Service"), the Bank's wholly-owned subsidiary. All significant intercompany balances and transactions have been eliminated.

Use of Estimates:

The consolidated financial information presented herein has been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") and general accounting practices within the financial services industry. In preparing consolidated financial statements in accordance with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates. The allowance for loan losses, loan servicing rights and fair value of financial instruments are particularly subject to change.

Cash Flows:

Cash and cash equivalents includes cash, deposits with other financial institutions under 90 days, and federal funds sold. Net cash flows are reported for customer loan and deposit transactions, interest bearing deposits in other financial institutions, and borrowings with original maturities less than 90 days.

Reclassifications:

Some items in the prior year financial statements were reclassified to conform to the current presentation.

Securities:

Debt securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Debt securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income or loss, net of tax.

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage backed securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses. In estimating other than temporary losses, management considers: the length of time and extent that fair value has been less than cost, the financial condition and near term prospects of the issuer, and the Corporation's ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
June 30, 2007, 2006 and 2005

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Dover Service Corporation was incorporated for the primary purpose of holding shares which was a required equity investment in the Bank's data processing provider, Intrieve Incorporated ("Intrieve"). In fiscal 2005, Intrieve was acquired by Harland Financial Solutions Inc. As a result, Dover Service Corporation received cash consideration of approximately $344,000 for its shares of Intrieve, resulting in a pretax gain on redemption totaling $329,000. In fiscal 2006, Dover Service Corporation received an additional $35,000 of contingent consideration related to that transaction.

Loans Held for Sale:

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or market, as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings.

Mortgage loans held for sale are generally sold with servicing rights retained. The carrying value of mortgage loans sold is reduced by the cost allocated to the servicing rights. Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related loan sold.

Loans:

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of loans in process, deferred loan fees and costs, and an allowance for loan losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level yield method without anticipating prepayments.

Interest income on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses:

The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged- off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non classified loans and is based on historical loss experience adjusted for current factors.

A loan is impaired when full payment under the loan terms is not expected. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Servicing Rights:

Servicing assets represent the allocated value of retained servicing rights on loans sold. Servicing assets are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the assets, using groupings of the underlying loans as to interest rates and then, secondarily, as to loan type and investor. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market based assumptions. Any impairment of a grouping is reported as a valuation allowance, to the extent that fair value is less than the capitalized amount for a grouping.

Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights into groupings based on predominant risk characteristics, such as interest rate, loan type and investor type. Impairment is recognized through a valuation allowance for an individual grouping, to the extent that fair value is less than the capitalized amount. If the Corporation later determines that all or a portion of the impairment no longer exists for a particular grouping, a reduction of the allowance may be recorded as an increase to income.

Servicing fee income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal; or a fixed amount per loan and are recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income.

Foreclosed Assets:

Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs after acquisition are expensed. The company had no other real estate owned at June 30, 2007 or 2006.

Premises and Equipment:

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight line method with useful lives ranging from 20 to 30 years. Furniture, fixtures and equipment are depreciated using the straight line (or accelerated) method with useful lives ranging from 5 to 10 years.

Federal Home Loan Bank ("FHLB") stock:

The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Loan Commitments and Related Financial Instruments:

Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Income Taxes:

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
June 30, 2007, 2006 and 2005

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock Based Compensation:

During the fourth quarter of fiscal 2006, the Corporation early adopted Statement of Financial Accounting Standards ("SFAS") No. 123(R), Share-based *Payment*, using the modified prospective method. At the time of adoption, the Corporation accelerated the vesting period of all unvested options. For 2006, adopting this standard resulted in a reduction of income before income taxes of $30,000, a reduction in net income of $27,000, a decrease in basic and diluted earnings per share of $.02.

Accordingly, the Corporation has recorded stock-based employee compensation cost using the fair value method beginning in the fourth quarter of fiscal 2006. Prior to the fourth quarter of fiscal 2006, employee compensation expense under stock options was reported using the intrinsic value method.

The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, *Accounting for Stock-based Compensation*, for the year ending June 30, 2005.

	2005 (in thousands except for share data)
Net income as reported	$1,086
Deduct: Stock-based compensation expense determined under fair value based method	24
Pro forma net income	$1,062
Basic earnings per share as reported	$ .94
Pro forma basic earnings per share	$ .92
Diluted earnings per share as reported	$ .92
Pro forma diluted earnings per share	$ .90

Additionally upon adoption of FAS 123(R), amounts included as a reduction to shareholders' equity for unawarded and unearned recognition and retention plan shares are no longer shown separately. Amounts previously shown for unearned recognition and retention plan shares for unawarded shares in shares acquired by stock benefit plans have been reclassified to treasury stock.

Employee Stock Ownership Plan:

The cost of shares issued to the ESOP, but not yet allocated to participants, is shown as a reduction of shareholders' equity. Compensation expense is based on the market price of shares as they are committed to be released to participant accounts. Dividends on allocated ESOP shares reduce retained earnings; dividends on unearned ESOP shares reduce debt and accrued interest.

Comprehensive Income:

Comprehensive income consists of net income and other comprehensive income or loss. Other comprehensive income or loss includes unrealized gains and losses on securities available for sale, net of tax which are also recognized as separate components of equity.

Loss Contingencies:

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are currently any such matters that will have a material effect on the financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Restrictions on Cash:

Cash on hand or on deposit with the Federal Home Loan Bank was required to meet compensating balance requirements. The required reserve balance at June 30, 2007 and 2006 was approximately $465,000 and $430,000, respectively.

Dividend Restriction:

Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to the holding company or by the holding company to shareholders.

Advertising:

Advertising costs are expensed when incurred. The Corporation's advertising expense for the fiscal years ended June 30, 2007, 2006 and 2005 was $217,000, $166,000 and $122,000, respectively.

Earnings Per Common Share:

Basic earnings per common share is computed based upon weighted-average common shares outstanding less shares in the ESOP and recognition and retention plan which are unallocated and not committed to be released. Weighted-average shares outstanding gives effect to a reduction of 0, 13,183 and 26,339 unallocated shares held by the ESOP for the fiscal years ended June 30, 2007, 2006 and 2005, respectively. Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Corporation's stock option plan. The computations are as follows:

	2007	2006	2005
Weighted-average common shares outstanding (basic)	1,120,466	1,172,109	1,153,561
Dilutive effect of assumed exercise of stock options	9,463	24,859	20,464
Weighted-average common shares outstanding (diluted)	1,129,929	1,196,968	1,174,025

Fair Values of Financial Instruments:

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Adoption of New Accounting Standards:

In September 2006, the Securities and Exchange Commission "SEC" released Staff Accounting Bulletin (SAB) No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, which is effective for fiscal years ending on or after November 15, 2006. SAB No. 108 provides guidance on how the effects of prior-year uncorrected financial statement misstatements should be considered in quantifying a current year misstatement, SAB No. 108 requires public companies to quantify misstatements using both an income statement (rollover) and balance sheet (iron curtain) approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior years errors that had been previously considered immaterial now are considered material based on either approach, no restatement is required so long as management properly applied its previous approach and all relevant facts and circumstances were considered. Adjustments considered immaterial in prior years under the method previously used,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
June 30, 2007, 2006 and 2005

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

but now considered material under the dual approach required by SAB No. 108, are to be recorded upon initial adoption of SAB No. 108. The amount so recorded is shown as a cumulative effect adjustment in opening retained earnings as of July 1, 2006. Included in this cumulative effect adjustment is the following item and amount.

The Corporation overaccrued federal income tax expense over several prior years. The annual overaccrual that occurred in prior periods was insignificant to any given prior periods' earnings. The accumulation of these annual overaccruals totaled $100,000 as of July 1, 2006 and resided on the consolidated balance sheet in federal income taxes payable.

In July 2006, the Financial Accounting Standards Board ("FASB") released Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109 (FIN 48)." This Interpretation revises the recognition tests for tax positions taken in tax returns such that a tax benefit is recorded only when it is more likely than not that the tax position will be allowed upon examination by taxing authorities. The amount of such a tax benefit to record is the largest amount that is more likely than not to be allowed. Any reduction in deferred tax assets or increase in tax liabilities upon adoption will correspondingly reduce retained earnings. The adoption of FIN 48 is effective July 1, 2007. The Corporation has evaluated this new standard and determined it will not have a material effect on the financial statements in future years.

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)". SFAS No. 158 requires employers to fully recognize the obligations associated with single-employer defined benefit pension, retiree healthcare and other postretirement plans in their financial statements. SFAS No. 158 requires an employer to (a) recognize in its statement of financial position an asset for a plan's overfunded status or a liability for a plan's underfunded status, (b) measure a plan's assets and its obligations that determine its funded status at the end of the employer's fiscal year and (c) recognize changes in the funded status of a defined postretirement plan in the year in which the changes occur. Those changes will be reported in the comprehensive income of a business entity. The requirement to recognize the funded status of a benefit plan and the disclosure requirements are effective as of the end of the fiscal year ending after December 15, 2006, for publicly traded companies. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. The adoption of SFAS No. 158 did not have a material effect on the Corporation's statement of financial position at June 30, 2007 nor on the Corporation's comprehensive income for the twelve months ended June 30, 2007.

In September 2006, FASB issued SFAS No. 157, "Fair Value Measurements" SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Management does not expect that the adoption of this standard will have a material impact on the Corporation's financial statements. Management has not completed its evaluation of the impact of adoption of this standard.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Assets and Financial Liabilities. This statement allows entities the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities. Subsequent changes in fair value of the financial assets and liabilities would be recognized in earnings when they occur. The objective of this new standard is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. This pronouncement also establishes certain additional disclosure requirements. It is effective as of the beginning of the first fiscal year beginning after November 15, 2007 and early adoption is permitted. If the Corporation adopts this pronouncement early, it would be effective July 1, 2007, otherwise it would become effective July 1, 2008. At the present time, the Corporation has not determined if it will elect early adoption, to what assets and liabilities it would apply the provisions of the statement and what impact it would have on the Corporation's consolidated financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In March 2006, the FASB issued Statement No. 156, Accounting for Servicing of Financial Assets-an amendment of FASB Statement No. 140. This Statement provides the following: 1) revised guidance on when a servicing asset and servicing liability should be recognized; 2) requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable; 3) permits an entity to elect to measure servicing assets and servicing liabilities at fair value each reporting date and report changes in fair value in earnings in the period in which the changes occur; 4) upon initial adoption, permits a onetime reclassification of available-for-sale securities to trading securities for securities which are identified as offsetting the entity's exposure to changes in the fair value of servicing assets or liabilities that a servicer elects to subsequently measure at fair value; and 5) requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional footnote disclosures. This standard is effective as of the beginning of an entity's first fiscal year that begins after September 15, 2006 with the effects of initial adoption being reported as a cumulative-effect adjustment to retained earnings. Management does not expect the adoption of this statement will have a material impact on its consolidated financial position or results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
June 30, 2007, 2006 and 2005

NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES

The estimated fair value, gross unrealized gains and gross unrealized losses of investment securities recognized in accumulated other comprehensive income or loss, net of tax at June 30, 2007 and 2006, were as follows:

2007	Fair value	Gross unrealized gains	Gross unrealized losses
		(In thousands)	
Available for sale:			
U.S. Government agency obligations	$3,448	$ –	$ (51)
Mortgage Backed Securities:			
Federal National Mortgage Association participation certificates	197	–	–
Government National Mortgage Association participation certificates	70	1	–
Total mortgage-backed securities available for sale	267	1	–
Total	$3,715	$ 1	$ (51)

2006	Fair value	Gross unrealized gains	Gross unrealized losses
		(In thousands)	
Available for sale:			
U.S. Government agency obligations	$3,353	$ –	$ (147)
Mortgage Backed Securities:			
Federal National Mortgage Association participation certificates	343	2	–
Government National Mortgage Association participation certificates	88	–	–
Total mortgage-backed securities available for sale	431	2	–
Total	$3,784	$ 2	$ (147)

$2,456 of the U. S. Government agency obligations designated as available for sale at June 30, 2007, are scheduled to mature in fiscal 2014. The remaining $992 is scheduled to mature in fiscal 2019.

NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair value of held to maturity securities at June 30, 2007 and 2006, are shown below:

2007	Carrying amount	Gross unrecognized gains	Gross unrecognized losses	Fair value
		(In thousands)		
Held to maturity:				
Federal Home Loan Mortgage Corporation participation certificates	$ 84	$ 1	$ –	$ 85
Government National Mortgage Association participation certificates	13	–	–	13
Total mortgage-backed securities held to maturity	$ 97	$ 1	$ –	$ 98

2006	Carrying amount	Gross unrecognized gains	Gross unrecognized losses	Fair value
		(In thousands)		
Held to maturity:				
Federal Home Loan Mortgage Corporation participation certificates	$ 113	$ 1	$ –	$ 114
Government National Mortgage Association participation certificates	17	–	–	17
Total mortgage-backed securities held to maturity	$ 130	$ 1	$ –	$ 131

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
June 30, 2007, 2006 and 2005

NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

Securities with unrealized losses at year end 2007 and 2006, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

2007	Less than 12 months		12 months or more		Total	
Description of securities	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
			(In thousands)			
U.S. Government agency obligations	$ –	$ –	$3,448	$ (51)	$3,448	$ (51)

2006	Less than 12 months		12 months or more		Total	
Description of securities	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
			(In thousands)			
U.S. Government agency obligations	$ –	$ –	$3,353	$ (147)	$3,353	$ (147)

Management has the intent to hold these securities for the foreseeable future and the decreases in the fair value are primarily due to changes in market interest rates. The fair values are expected to recover as securities approach the maturity date.

Mortgage-backed securities and investment securities with a carrying value of $3.4 million and $2.9 million were pledged to secure public deposits at June 30, 2007 and 2006 respectively.

NOTE C - LOANS

The composition of the loan portfolio at June 30, 2007 and 2006 was as follows:

	2007	2006
	(In thousands)	
Residential real estate		
One- to four-family	$ 66,018	$ 64,102
Multi-family	8,325	10,120
Nonresidential real estate and land	58,139	48,337
Commercial loans - secured	16,601	16,408
Commercial loans - unsecured	124	273
Consumer and other loans	6,857	5,969
	156,064	145,209
Net deferred loan origination costs	157	153
Undisbursed portion of loans in process	(2,009)	(1,647)
Allowance for loan losses	(930)	(752)
Loans, net	$153,282	$142,963

In the ordinary course of business, the Bank has made loans to some of its directors and officers and their related business interests.

Loans to principal officers, director and their affiliates during fiscal 2007 was as follows:

	(In thousands)
Beginning balance	$ 2,173
New loans	347
Repayments	(242)
Ending balance	$ 2,278

The activity in the allowance for loan losses is summarized as follows for the years ended June 30, 2007, 2006 and 2005:

	2007	2006	2005
		(In thousands)	
Beginning balance	$ 752	$ 766	$ 779
Provision for losses on loans	275	160	11
Loan charge-offs	(100)	(184)	(24)
Recoveries	3	10	-
Ending balance	$ 930	$ 752	$ 766

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
June 30, 2007, 2006 and 2005

NOTE C - LOANS (continued)

The Bank's impaired loan information is as follows at June 30:

	2007	2006	2005
		(In thousands)	
Impaired loans with related allowance	$ –	$ 692	$ 440
Impaired loans with no related allowance	729	196	533
Total impaired loans	729	$888	$ 973
Amount of the allowance for loan losses allocated	$ –	$ 104	$ 201

	2007	2006	2005
		(In thousands)	
Average of individually impaired loans during year	$ 678	$ 915	$ 914
Interest income recognized during impairment	43	60	50
Cash-basis interest income recognized	43	46	50

Nonperforming loans were as follows:

	2007	2006
	(In thousands)	
Loans past due over 90 days still on accrual	$ –	$ –
Nonaccrual loans	806	493

Nonperforming loans includes both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

NOTE D – LOAN SERVICING

Mortgage loans serviced for others are not reported as assets. The principal balances of these loans at June 30, 2007 and 2006 were $76.6 million and $77.2 million, respectively:

Activity for capitalized mortgage servicing rights and the related valuation allowance follows at June 30:

	2007	2006	2005
		(In thousands)	
Servicing rights:			
Beginning of year	$ 679	$ 688	$ 633
Additions	110	118	115
Amortized to expense	(118)	(127)	(108)
(Provision)/recovery for loss in fair value	(10)	–	48
End of year	$ 661	$ 679	$ 688

	2007	2006	2005
		(In thousands)	
Valuation allowance:			
Beginning of year	$ –	$ –	$ 48
Additions expensed	10	–	–
Reductions credited to expense	–	–	(48)
Direct write-downs	–	–	–
End of year	$ 10	$ –	$ –

NOTE E – PREMISES AND EQUIPMENT, NET

Premises and equipment, net at June 30, 2007 and 2006 was comprised of the following:

	2007	2006
	(In thousands)	
Land	$ 488	$ 488
Buildings and improvements	1,739	1,533
Furniture and equipment	1,135	1,139
	3,362	3,160
Less: accumulated depreciation	1,082	1,190
	$ 2,280	$ 1,970

Depreciation expense was $168,000, $156,000 and $174,000 for 2007, 2006 and 2005.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
June 30, 2007, 2006 and 2005

NOTE E - PREMISES AND EQUIPMENT, NET (continued)

The Corporation has entered into lease agreements during the current fiscal year for office premises under operating leases which expire during the fiscal year ended June 30, 2008. The annual payment due in fiscal 2008 is $16,000.

Rental expense under operating leases totaled approximately $20,000 for years ended June 30, 2007 and 2006 and $5,000 for the year ended June 30, 2005.

NOTE F - DEPOSITS

Deposits consist of the following major classifications at June 30, 2007 and 2006:

Deposit type and weighted-average interest rate	2007 Amount (In thousands)	2007 %	2006 Amount (In thousands)	2006 %
Demand deposit accounts	$ 9,984	7.1%	$ 10,114	8.3%
NOW accounts				
2007 - 2.36%	28,785	20.6		
2006 - 0.84%			16,546	13.5
Passbook				
2007 - 1.87%	23,840	17.0		
2006 - 1.16%			32,987	27.1
Total demand, transaction and passbook deposits	62,609	44.7	59,647	48.9
Certificates of deposit				
Original maturities of:				
Less than 12 months				
2007 - 4.94%	12,140	8.7		
2006 - 4.30%			3,522	2.9
12 months to 29 months				
2007 - 4.97%	21,754	15.5		
2006 - 3.91%			21,443	17.6
30 months to 47 months				
2007 - 4.33%	9,292	6.6		
2006 - 4.05%			10,750	8.8
48 months to 60 months				
2007 - 4.01%	3,760	2.7		
2006 - 3.88%			4,177	3.4
Balances in excess of $100,000				
2007 - 4.91%	21,178	15.2		
2006 - 4.21%			14,757	12.1
Individual retirement accounts				
2007 - 4.62%	9,189	6.6		
2006 - 3.94%			7,623	6.3
Total certificates of deposit	77,313	55.3	62,272	51.1
Total deposit accounts	$139,922	100.0%	$121,919	100.0%



NOTE F - DEPOSITS (continued)

Interest expense on deposits for the years ended June 30, 2007, 2006 and 2005 is summarized as follows:

	2007	2006	2005
		(In thousands)	
Passbook	$ 530	$ 592	$ 316
NOW accounts	405	79	33
Certificates of deposit	3,275	2,173	1,568
	$ 4,210	$ 2,844	$ 1,917

Scheduled maturities of outstanding certificates of deposit over the next five years as of June 30, 2007 were as follows:

	2007
	(In thousands)
2008	$53,098
2009	20,027
2010	2,481
2011	913
2012	794
	$77,313

At June 30, 2007 and 2006, the Corporation had $23.6 million and $16.4 million, respectively, in certificates of deposit with balances of $100,000 or more.

NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank, collateralized at June 30, 2007 and 2006, by a pledge of certain residential mortgage loans totaling $41.4 million and $43.3 million respectively. Based on this collateral and the Corporation's holdings of FHLB stock, the Company is eligible to borrow up to $33.0 at year-end 2007.

Interest rate	Maturing in year ending June 30,	2007	2006
		(In thousands)	
3.35%-5.43%	2007	$ -	$ 7,500
5.06%-5.65%	2009	198	5,315
3.23%-4.89%	2010	1,064	1,176
3.26%-5.36%	2011	2,500	2,500
4.68%-4.86%	2012	6,000	-
4.43%-6.10%	2014	638	704
4.06%	2015	306	342
4.63%	2016	769	891
4.58%-5.63%	After 2016	1,580	-
		$ 13,055	$ 18,428
Weighted-average interest rate		4.90%	5.22%

Each advance is payable at its maturity. Prepayment penalties may occur for selected fixed rate or longer term variable rate advances.



NOTE H – OTHER BORROWINGS

The Corporation negotiated a $2.5 million line of credit with another financial institution. The line, when drawn upon, will be collateralized by the Bank's common stock held by the Corporation. The Corporation had no outstanding balances on this line of credit as of June 30, 2007 or June 30, 2006.

NOTE I – BENEFIT PLANS

Employee Stock Ownership Plan: Employees participate in an Employee Stock Ownership Plan (ESOP). The ESOP borrowed from the Corporation to purchase shares of stock. The Corporation makes discretionary contributions to the ESOP, as well as pays dividends on unallocated shares held in the ESOP, and the ESOP uses funds it receives to repay the loan. When loan payments are made, ESOP shares are allocated to participants based on relative compensation and expense is recorded. Dividends on allocated shares increase participant accounts.

Participants receive the shares at the end of employment.

Expense related to the ESOP totaled approximately $106,000, $244,000 and $202,000 for the fiscal years ended June 30, 2007, 2006 and 2005. The ESOP year ends on December 31. The plan year ending December 31, 2006 was the final year and as a result only one-half year of expense was incurred during fiscal 2007.

Shares held by the ESOP were as follows as of June 30:

	2007	2006
Allocated to participants	125,082	111,907
Unreleased	-	6,587
Shares committed to be released	-	6,587
Total ESOP shares	125,082	125,082
Fair value of unreleased shares	$ -	$111,979

Recognitions and Retention Plan: The Corporation has adopted a Recognition and Retention Plan ("RRP"). The Bank funded the RRP through the purchase of 40,600 shares of the Corporation's common stock in the open market. Awarded shares were fully vested as of June 30, 2006. RRP expense totaled $0, $1,000 and $3,000 for the fiscal years ended June 30, 2007, 2006 and 2005, respectively. Unawarded shares total 13,917 as of June 30, 2007.

Stock Option Plan: The Corporation's 1996 Stock Option Plan (the "Plan"), which is shareholder-approved, permits the grant of share options to its employees for up to 169,838 shares of common stock. Option awards are generally granted with an exercise price equal to the market price of the Corporation's common shares at the date of grant; those option awards have a vesting period of five years and have a ten-year contractual term. The Corporation has a policy of using shares held as treasury stock to satisfy share option exercises. Currently, the Corporation has a sufficient number of treasury shares to satisfy expected share option exercises.

The fair value of each option award is estimated on the date of grant using a closed form option valuation (Black-Scholes) model that uses the assumptions noted in the table below. Expected volatilities are based on historical volatilities of the Corporation's common stock. The Corporation uses historical data to estimate option exercise and post-vesting termination behavior. The expected term of options granted is based on historical data and represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant. No options were granted during 2007, 2006 or 2005.



NOTE 11 - BENEFIT PLANS (continued)

A summary of the activity in the stock option plan for 2007 follows:

	Shares	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
Outstanding at beginning of year	54,621	$ 10.11		
Granted	–	–		
Exercised	(24,841)	9.35		
Forfeited or expired	–	–		
Outstanding at end of year	29,780	$ 10.75	4 yrs	$ 154,379
Exercisable at end of year	29,780	$ 10.75	4 yrs	$ 154,379
Options available for grant	30,817			

Information related to the stock option plan during each year follows:

	2007	2006	2005
		(In thousands)	
Intrinsic value of options exercised	$ 154	$ 38	$ 191
Cash received from option exercised	233	64	267
Tax benefit realized from option exercises	25	3	36

During 2000, the Corporation modified the exercise price and contractual life of fully vested options held by a director and executive officer of the Corporation. As a result of the modification, a liability has been accrued for the difference between the fair market value of the stock and the option exercise price. The accrued liability was $60,000 and $101,000 at June 30, 2007 and 2006, respectively. Expense related to the modified stock options was $3,000 and $42,000 for the years ended June 30, 2006 and 2005 respectively. 8,935 modified options remain outstanding at June 30, 2007 with an exercise price of $9.25 an original contractual life of 10 years and a remaining contractual period of 3 years. In conjunction with adoption of SFAS No. 123(R) there will be no further expense recognized for these modified stock options.

During the fourth quarter of fiscal 2006, in conjunction with adopting SFAS No. 123(R), the Corporation accelerated the vesting period for all unvested options and recognized compensation expense of $30,000.

401(k) Plan: A 401(k) benefit plan allows employee contributions upon attaining age 21 and six months of service. Employee contributions are limited to the permissible amounts as defined by the Internal Revenue Service. The Corporation contributes 3% of employee compensation. Additionally, the Corporation may make discretionary contributions. For 2007, the Corporation's discretional contribution was matching 100% of the first 4% of the participant's elective contribution. The plan was adopted in fiscal 2007 resulting in $64,000 of expense for the year.



NOTE J – FEDERAL INCOME TAXES

Income tax expense was as follows:

	2007	2006	2005
		(In thousands)	
Current expense	$ 780	$ 644	$ 569
Deferred expense	63	66	(10)
	$ 843	$ 710	$ 559

Federal income taxes differ from the amounts computed at the statutory corporate tax rate for the years ended June 30, 2007, 2006 and 2005 as follows:

	2007	2006	2005
		(In thousands)	
Federal income taxes at statutory rate (34%)	$ 838	$ 701	$ 559
Increase in taxes resulting primarily from:			
Other	5	9	-
Federal income taxes per consolidated financial statements	$ 843	$ 710	$ 559
Effective tax rate	34.2%	34.4%	34.0%

Year-end deferred tax assets and liabilities were due to the following:

	2007	2006
	(In thousands)	
Deferred tax assets:		
Retirement expense	$ 45	$115
Allowance for loan losses	316	256
Unrealized loss on securities designated as available for sale	17	49
Other	10	6
Deferred tax assets	388	426
Deferred tax liabilities:		
Net deferred loan origination costs	(63)	(52)
Federal Home Loan Bank stock dividends	(406)	(383)
Depreciation	(51)	(22)
Mortgage servicing rights	(225)	(231)
Deferred tax liabilities	(745)	(688)
Net deferred tax liability	$ (357)	$(262)



NOTE J – FEDERAL INCOME TAXES (continued)

Prior to fiscal 1997, the Bank was allowed a special bad debt deduction generally limited to 8% of otherwise taxable income and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at June 30, 2007, include approximately $1.65 million for which federal income taxes have not been provided. The amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $561,000 at June 30, 2007.

NOTE K - COMMITMENTS

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers, including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Bank's involvement in such financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies and collateral requirements in issuing commitments and conditional obligations as those utilized for on-balance-sheet instruments.

At June 30, 2007, the Bank had no outstanding commitments to purchase loans.

The contractual amounts of financial instruments with off balance sheet risk at year end were as follows:

	2007		2006	
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
	(In thousands)		(In thousands)	
Commitments to make loans	$ –	$ 3,270	$ 2,506	$ 3,914
Unused lines of credit	217	29,140	244	25,779
Standby letters of credit	–	744	–	852

Commitments to make loans are generally made for periods of 60 days or less.

NOTE L - REGULATORY CAPITAL

The Bank is subject to minimum regulatory capital standards promulgated by the Office of Thrift Supervision (the "OTS"). Failure to meet minimum capital requirements can initiate certain mandatory – and possibly additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.



NOTE L - REGULATORY CAPITAL (continued)

OTS minimum capital standards generally require the maintenance of regulatory capital sufficient to meet a tangible capital requirement, a core capital requirement and a risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as shareholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) generally equal to 4.0% of adjusted total assets, except for those associations with the highest examination rating and acceptable levels of risk. The risk-based capital requirement provides for the maintenance of core capital plus general loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Bank multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one- to four-family residential loans carry a risk-weighted factor of 50%.

During fiscal 2007, the Bank was notified by the OTS that it was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. Management does not believe there have been any changes in facts and circumstances that would change the Bank's capital category. To be categorized as "well-capitalized" the Bank must maintain minimum capital ratios as set forth in the following tables.

As of June 30, 2007 and 2006, management believes that the Bank met all capital adequacy requirements to which it was subject.

	As of June 30, 2007					
	Actual		For capital adequacy purposes		To be "well-capitalized" under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(In thousands)			
Tangible capital (to adjusted total assets)	$17,341	10.0%	$ 2,593	1.5%	$ 8,644	5.0%
Core capital (to average assets)	17,341	10.0%	6,916	4.0%	10,373	6.0%
Core capital to risk weighted assets	17,341	12.5%	n/a	n/a	8,316	6.0%
Total risk-based capital to risk weighted assets	18,271	13.2%	11,087	8.0%	13,860	10.0%

NOTE L - REGULATORY CAPITAL (continued)

As of June 30, 2006

	Actual		For capital adequacy purposes		To be "well-capitalized" under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(In thousands)			
Tangible capital (to adjusted total assets)	$17,677	10.9%	$2,423	1.5%	$8,077	5.0%
Core capital (to average assets)	17,677	10.9%	6,462	4.0%	9,693	6.0%
Core capital to risk weighted assets	17,677	14.0%	n/a	n/a	7,574	6.0%
Total risk-based capital to risk weighted assets	18,429	14.6%	10,098	8.0%	12,623	10.0%

The Bank's management believes that, under the current regulatory capital regulations, the Bank will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Bank, such as increased interest rates or a downturn in the economy in the Bank's market area, could adversely affect future earnings and, consequently, the ability to meet future minimum regulatory capital requirements.

The Qualified Thrift Lender test requires at least 65% of assets be maintained in housing-related finance and other specified areas. If this test is not met, limits are placed on growth, branching, new investments, FHLB advances and dividends, or the Bank must convert to a commercial bank charter. Management believes that this test is met as of June 30, 2007.

OTS regulations impose limitations on the payment of dividends and other capital distributions by savings associations. Generally, the Bank's payment of dividends is limited, without prior OTS approval, to net earnings for the current calendar year plus the two preceding calendar years, less capital distributions paid over the comparable time period. The Bank is required to submit a notice of dividends payable with the OTS prior to payment. Insured institutions are required to file an application with the OTS for capital distributions in excess of this limitation. At June 30, 2007, the Bank was able to dividend approximately $700,000 to the Corporation without prior OTS approval.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
June 30, 2007, 2006 and 2005

NOTE M - FAIR VALUES OF FINANCIAL INSTRUMENTS

Carrying amount and estimated fair values of financial instruments at year end were as follows:

	2007		2006	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
(In thousands)				
Financial assets				
Cash and cash equivalents	$ 9,033	$ 9,033	$ 7,692	$ 7,692
Investment securities	3,448	3,448	3,353	3,353
Mortgage-backed securities	364	365	561	562
Loans receivable, net	153,282	151,257	142,963	140,875
Loans held for sale	624	624	914	914
Accrued interest receivable	683	683	571	571
Federal Home Loan Bank stock	2,327	2,327	2,260	2,260
Financial liabilities				
Deposits	$(139,922)	$(134,524)	$(121,919)	$(115,911)
Advances from the Federal Home Loan Bank	(13,055)	(12,678)	(18,428)	(18,100)
Accrued interest payable	(225)	(225)	(173)	(173)

The methods and assumptions used to estimate fair value are described as follows:

Carrying amount is the estimated fair value for cash and cash equivalents, Federal Home Loan Bank stock, accrued interest receivable and payable, demand deposits, short term debt, and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. The allowance for loan losses is considered to be a reasonable estimate of discount for credit quality concerns. Fair value of loans held for sale is based on market quotes. Fair value of debt is based on current rates for similar financing. The fair value of off balance sheet items is not material.

NOTE N – PARENT COMPANY ONLY CONDENSED FINANCIAL STATEMENTS

Condensed financial statements for FFD Financial (parent only) are as follows:

FFD FINANCIAL CORPORATION
CONDENSED STATEMENTS OF FINANCIAL CONDITION
June 30, 2007 and 2006
(In thousands)

ASSETS	2007	2006
Cash and due from banks	$ 124	$ 200
Loan receivable from ESOP	–	143
Investment in Bank subsidiary	17,373	17,650
Accrued interest receivable	–	1
Prepaid federal income taxes	622	359
Prepaid expenses and other assets	16	10
Total assets	$ 18,135	$ 18,363
SHAREHOLDERS' EQUITY		
Shareholders' equity		
Common stock and additional paid-in capital	$ 8,256	$8,108
Retained earnings	14,856	13,745
Accumulated other comprehensive loss, net	(33)	(95)
Unearned employee stock ownership plan shares	–	(107)
Treasury stock - at cost	(4,944)	(3,288)
Total shareholders' equity	$ 18,135	$ 18,363



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
June 30, 2007, 2006 and 2005

NOTE N - PARENT COMPANY ONLY CONDENSED FINANCIAL STATEMENTS (continued)

FFD FINANCIAL CORPORATION
CONDENSED STATEMENTS OF EARNINGS
Years ended June 30, 2007, 2006 and 2005
(In thousands)

	2007	2006	2005
Income			
Revenue			
Interest income	$ 12	$ 9	$ 7
Dividends from Bank subsidiary	2,450	585	762
	2,462	594	769
Expenses			
Interest expense	15	–	–
General and administrative expenses	259	330	223
	274	330	223
Earnings before income taxes and equity in undistributed earnings	2,188	264	546
Federal income tax benefit	(89)	(103)	(74)
Income before equity in undistributed earnings	2,277	367	620
Undistributed equity in (distributions in excess of) net income of Bank subsidiary	(654)	985	466
Net income	$ 1,623	$ 1,352	$ 1,086



NOTE N - PARENT COMPANY ONLY CONDENSED FINANCIAL STATEMENTS (continued)

FFD FINANCIAL CORPORATION
CONDENSED STATEMENTS OF CASH FLOWS
Years ended June 30, 2007, 2006 and 2005
(In thousands)

	2007	2006	2005
Cash flows from operating activities:			
Net income	$ 1,623	$ 1,352	$ 1,086
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:			
Distributions in excess of (equity in undistributed net income) of Bank subsidiary	654	(985)	(466)
Increase (decrease) in cash due to changes in:			
Prepaid expenses and other assets	(5)	6	52
Prepaid federal income taxes	(230)	86	(73)
Net cash provided by operating activities	2,042	459	599
Cash flows from investing activities:			
Proceeds from repayment of loan to ESOP	143	135	126
Net cash provided by investing activities	143	135	126
Cash flows from financing activities:			
Proceeds from exercise of stock options	233	64	267
Purchase of treasury stock	(1,882)	(64)	(411)
Cash dividends paid on common stock	(612)	(561)	(517)
Net cash used in financing activities	(2,261)	(561)	(661)
Net increase (decrease) in cash and cash equivalents	(76)	33	64
Cash and cash equivalents at beginning of year	200	167	103
Cash and cash equivalents at end of year	$ 124	$ 200	$ 167



FFD FINANCIAL CORPORATION AND FIRST FEDERAL COMMUNITY BANK DIRECTORS AND EXECUTIVE OFFICERS

**Board of Directors of
FFD Financial Corporation and
First Federal Community Bank**

Richard A. Brinkman, Jr., CEO
AAA of Tuscarawas County

Stephen G. Clinton, President
Capital Market Securities, Inc.

Leonard L. Gundy, President
Benchmark Construction, Inc.

Enos L. Loader
Chairman of the Board and
Retired Senior Bank Officer

Robert D. Sensel
President and Chief Executive Officer
Dover Hydraulics, Inc.

**Directors Emeritus
FFD Financial Corporation and
First Federal Community Bank**

J. Richard Gray
Chairman
Hanhart Agency, Inc.

Richard J. Herzig
Chairman – Retired
Toland-Herzig Funeral Homes, Inc.



Board of Directors (left to right): E. Loader, R. Sensel, L. Gundy, R. Brinkman, Jr., S. Clinton.

**Executive Officers of
FFD Financial Corporation**

Trent B. Troyer
President and Chief Executive Officer

Scott C. Finnell
Executive Vice President

Robert R. Gerber
Senior Vice President,
Treasurer and Chief Financial Officer

Sally K. O'Donnell
Senior Vice President and Corporate Secretary

**Executive Officers of
First Federal Community Bank**

Trent B. Troyer
President and Chief Executive Officer

Scott C. Finnell
Executive Vice President

Robert R. Gerber
Senior Vice President,
Treasurer and Chief Financial Officer

Sally K. O'Donnell
Senior Vice President and
Corporate Secretary

**Other Officers of
First Federal Community Bank**

Michele L. Larkin
Vice President

Mary M. Mitchell
Banking Officer

Nick G. McMillen
Banking Officer

Stephenie M. Wilson
Banking Officer

SHAREHOLDER SERVICES

Registrar and Transfer Company serves as transfer agent and dividend distributing agent for FFD's shares. Communications regarding change of address, transfer of shares, lost certificates and dividends should be sent to:

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
(800) 368-5948

ANNUAL MEETING

The Annual Meeting of Shareholders of FFD Financial Corporation will be held on October 16, 2007, at 1:00 p.m., local time, at the Toland-Herzig Monarch Center, 831 Boulevard, Dover, Ohio 44622. Shareholders are cordially invited to attend.

ANNUAL REPORT ON FORM 10-KSB

A copy of FFD's Annual Report on Form 10-KSB will be available at no charge to shareholders upon request to:

FFD Financial Corporation
321 North Wooster Avenue
Dover, Ohio 44622
Attention: Secretary

NOTES

Investing in our community... it's not just a slogan, it's the way we do business at **First Federal**

Not only do we provide a wide array of financial services, our people invest back into the community in the following ways:

Leadership & Volunteer roles in the following...

- Tuscarawas County Chamber of Commerce
- CIC Board of Trustees
- Red Cross Board of Directors
- Kent State University-Tuscarawas Campus Board
- East Central Ohio Builders & Industry Association
- Rainbow Connection Board of Directors
- Advisory Board
- Leadership Tuscarawas
- New Philadelphia Kiwanis Club
- Dover Rotary Club
- Tuscarawas Center for the Arts
- Holmes County Chamber of Commerce
- Sugarcreek Business Men Association
- Tuscarawas AAA Board of Directors
- Tuscarawas Co. Board of Realtors
- United Way of Tusc. Co. Board of Trustees
- Union Hospital Development & Community Relations Committee
- Dover Public Library Board of Directors
- Small Business Development Center
- Port Authority Business Incubator Board
- New Philadelphia Rotary Club
- Main Street New Philadelphia
- Muskingum College Board of Trustees
- Coshocton County Chamber of Commerce
- Ohio Bankers League Board of Directors

Employee donations / funds raised for $15,139 provided to...

- Rainbow Connection
- Leadership Tuscarawas
- Foster Care Advocates
- Dress a Child
- Hospice of Tuscarawas County
- Hurricane Katrina Relief Fund
- Share-A-Christmas
- Red Cross
- Harbor House
- American Cancer Society
- Salvation Army
- United Way of Tuscarawas County
- Union Hospital Breast Cancer Awareness
- Big Brothers Big Sisters

FFD FINANCIAL CORPORATION
First Federal Community Bank

321 N. Wooster Ave
P.O. Box 38
Dover, Ohio 44622

Phone: 330.364.7777
Toll Free: 866.849.3560
www.onlinefirstfed.com

NASDAQ Symbol: FFDF

END